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                                DBR letterhead


                                April 30, 1998


Pegasus Funds
c/o NBD Bank
900 Tower Drive
Troy, MI 48098

     Re:  Pegasus Funds - Shares of Beneficial Interest
          ---------------------------------------------

Ladies and Gentlemen:

     We have acted as counsel to Pegasus Funds, a Massachusetts business trust (the "Trust"), in connection with the registration of its shares of beneficial interest, par value $0.10 per share, under the Securities Act of 1933, as amended.

     The Trust is authorized to issue an unlimited number of shares of beneficial interest. The Board of Trustees of the Trust has the power to authorize the division of shares into two or more series, each series relating to a separate portfolio of investments, and to further authorized the division of shares of any series into two or more classes of shares. Pursuant to such authority, the Board of Trustees has previously divided an unlimited number of the Trust's shares into thirty-one series of shares (the "Series") and has further divided each Series into one or more classes of shares (the "Classes"). The Series and Classes are referred to herein as the "Shares." You have asked for our opinion on certain matters relating to the Shares. The Board of Trustees has previously authorized the issuance of the Shares to the public.

     We have reviewed the Trust's Amended and Restated Declaration of Trust, as amended ("Declaration of Trust"), By-Laws, resolutions adopted by its Board of Trustees and shareholders, and such other legal and factual matters as we have deemed appropriate.

     This opinion is based exclusively on the laws of the Commonwealth of Massachusetts and the federal law of the United States of America. We have relied on an opinion of Ropes & Gray, special Massachusetts counsel to the Trust, insofar as our opinion below relates to matters arising under the laws of the Commonwealth of Massachusetts.

     We have also assumed the following for this opinion:

     1. The Shares have been, and will continue to be, issued in accordance with the Declaration of Trust, By-Laws, and resolutions of the Trust's Board of Trustees and shareholders relating to the creation, authorization and issuance of the Shares.

     2. The Shares have been, or will be, issued for the consideration described in the Trust's Registration Statement, as amended, and that such consideration was, or will have been, at least equal to the applicable net asset value and the applicable par value.

     Based upon the foregoing, it is our opinion that the Shares have been and will be validly issued, fully paid and non-assessable by the Trust.

     Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in any written agreement, undertaking or obligation made or issued on behalf of the Trust. The Declaration of Trust provides for indemnification out of the assets of the Trust for all loss and expense of any shareholder held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder's incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

     We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to Post-Effective Amendment No. 47 to the Trust's Registration Statement on Form N1-A.


                                        Very truly yours,

                                        /s/ Drinker Biddle & Reath LLP
                                        DRINKER BIDDLE & REATH LLP